July 25, 2014

RE: Get cash now from your Bluerock Residential Growth REIT, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Bluerock investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $11, $10, and $9 per Share for your Class B-1, B-2, and B-3 Shares of common stock. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Bluerock to decide if or when you get your money back. But this offer expires on September 5, 2014, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Bluerock recently listed its Class A shares for trading on the NYSE MKT (they have traded from $12.01-$15.63 since being listed and closed at $12.79 on July 18, 2014). Class B shares, however, are subject to a lock-out period. As such, Class B-1, B-2, and B-3 shares will not be eligible for trading on the exchange for 360, 540, and 720 days, respectively, following the IPO on April 2, 2014. There can be no guarantee that you will receive a higher price on the open market once the lock-out period expires.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Bluerock can be very difficult to sell. It can take weeks or months to find an interested buyer, or you’d have to wait until the lock-up expires. But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after Bluerock confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires September 5, 2014 (unless extended). So don’t delay. Fill out and mail in the Bluerock Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 30,000 Shares of each Class B-1, B-2, and B-3 at a price of $11, $10, and $9 per Share, respectively, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/bluerock.pdf, or by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON September 5, 2014, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.